CUSIP No. 928551100	SCHEDULE 13D/A	Page 1 of 9 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

VIVUS, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

928551100

(CUSIP Number)

Neal K. Stearns, Esq.

First Manhattan Co.

399 Park Avenue

New York, New York 10022

(212) 756-3300

With a copy to:

Marc Weingarten and David Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 18, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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CUSIP No. 928551100	SCHEDULE 13D/A	Page 2 of 9 Pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 928551100	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON First Manhattan Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,990,709 shares of Common Stock
	8	SHARED VOTING POWER 3,998,895 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 5,990,709 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 3,998,895 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,989,604 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (see Item 5)
14	TYPE OF REPORTING PERSON BD; IA; PN
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CUSIP No. 928551100	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON First BioMed Management Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,706,800 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,706,800 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,706,800 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (see Item 5)
14	TYPE OF REPORTING PERSON IA
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CUSIP No. 928551100	SCHEDULE 13D/A	Page 5 of 9 Pages

This Amendment No. 9 (“Amendment No. 9”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2013 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on March 8, 2013 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on April 12, 2013 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on April 17, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on April 26, 2013 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on May 23, 2013 (“Amendment No. 5”) Amendment No. 6 to the Original Schedule 13D, filed with the SEC on April 26, 2013 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D, filed with the SEC on July 3, 2013 (“Amendment No. 7”) and Amendment No. 8 to the Original Schedule 13D, filed with the SEC on July 16, 2013 (“Amendment No. 8” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and this Amendment No. 9, the “Schedule 13D”) with respect to the shares of common stock, $0.001 par value (the “Common Stock”), of VIVUS, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 9 have the meanings set forth in the Schedule 13D. This Amendment No. 9 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

As a result of the Reporting Persons’ abandonment of their solicitation of proxies from the stockholders of the Issuer (the “Proxy Solicitation”) (as described in Items 4 and 5 of this Schedule 13D), First Manhattan, Dr. Bass, Mr. Biro, Mr. Keating, Mr. Norton, Mr. Rosenman and the Denner Parties are no longer deemed to be a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 13d-5(b)(1) promulgated thereunder. As described in Item 5 of this Schedule 13D, First Manhattan, Dr. Bass, Mr. Biro, Mr. Keating, Mr. Norton, Mr. Rosenman and the Denner Parties have terminated their status as a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock, and First Manhattan, Dr. Bass, Mr. Biro, Mr. Keating, Mr. Norton and Mr. Rosenman have terminated the Joint Filing Agreement, dated May 23, 2013. First Manhattan has terminated the nomination letter agreements with each of Michael James Astrue, Dr. Bass, Mr. Biro, John J.P. Kastelein, Mr. Keating, Mr. Norton, Mr. Rosenman and Dr. Denner. The security ownership reported in this Amendment No. 9 does not include the security ownership by Dr. Bass, Mr. Biro, Mr. Keating, Mr. Norton, Mr. Rosenman or the Denner Parties. This Amendment No. 9 only reports information on the Reporting Persons identified in the cover pages hereto, and not Dr. Bass, Mr. Biro, Mr. Keating, Mr. Norton, Mr. Rosenman or the Denner Parties.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a) – (c) and (f) of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is being filed by First Manhattan Co., a New York limited partnership (“FMC”) and First BioMed Management Associates, LLC, a Delaware limited liability company (“FBMA” and together with FMC, the “Reporting Persons”). The business address of FMC and FBMA is 399 Park Avenue, New York, New York 10022. FMC is registered as a broker-dealer under the Securities Exchange Act of 1934 and as an investment adviser under the Investment Advisers Act of 1940, and its principal business is investment management. The sole general partner of FMC is First Manhattan LLC, a New York limited liability company (“FMLLC”), whose business address is 399 Park Avenue, New York, New York 10022. FBMA is registered as an investment adviser under the Investment Advisers Act of 1940, and its principal business is investment management. The sole managing members of FBMA are FMC and Samuel F. Colin (“Dr. Colin”). Dr. Colin is a Senior Managing Director and a limited partner of FMC and a managing member of FMLLC, and his principal business is acting as portfolio manager for the pooled investment vehicles listed in Item 5. His business address is 399 Park Avenue, New York,

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New York 10022. Dr. Colin is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock referred to in Item 5 as beneficially owned by First Manhattan were purchased by the entities listed therein for an aggregate consideration equal to $108,711,764. The source of the funds used to acquire the Common Stock reported herein as beneficially owned by First Manhattan is the working capital of the pooled investment vehicles managed by FMC or FBMA and the available funds in the Accounts (as defined in Item 5). An aggregate of 58,800 of such shares held by certain of the Accounts are held in commingled margin accounts, which may extend margin credit to such Accounts from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase such shares of Common Stock held by certain of the Accounts as reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On July 18, 2013, First Manhattan entered into an agreement with the Issuer (the “Settlement Agreement”) regarding the composition of the Issuer’s board of directors (the “Board”) and other corporate governance matters. Under the terms of the Settlement Agreement, the Board (i) has amended the Company’s Amended and Restated Bylaws (the “Bylaws”) to increase the size of the Board by two, such that the Board will be comprised of a total of eleven directors; (ii) has accepted the resignation of each of Charles J. Casamento, Ernest Mario, Ph.D., Linda M. Dairiki Shortliffe, M.D., Peter Y. Tam and Leland Wilson (“Mr. L. Wilson”) as directors of the Company, which resignations shall be effective as of 9:00 a.m. Pacific Time on Friday, July 19, 2013; (iii) appointed, effective as of 9:00 a.m. Pacific Time on Friday, July 19, 2013, Michael James Astrue, Dr. Colin, Dr. Denner, Johannes J.P. Kastelein, Mr. Norton and Mr. Rosenman (the “FMC Nominees”) to the Board; (iv) accepted the resignations of Mr. L. Wilson as the Chief Executive Officer of the Issuer and otherwise as an officer or director of the Issuer and its subsidiaries, which resignations shall each be effective as of 9:00 a.m. Pacific Time on Friday, July 19, 2013; and (v) amended the Issuer’s Bylaws to authorize the Board to adjourn the Annual Meeting.

In addition, pursuant to the Settlement Agreement, the New Board (as defined herein) will propose the appointment of Anthony P. Zook (“Mr. Zook”) as Chief Executive Officer of the Issuer, subject to its fiduciary duties, and upon such appointment, will appoint Mr. Zook as a director of the Issuer. Following the appointment of Mr. Zook as a director, the Board will be composed of the FMC Nominees, J. Martin Carroll, Mark B. Logan, Jorge Plutzky, M.D., Robert N. Wilson and Mr. Zook (the “New Board”). Subject to mutually acceptable terms, Leland Wilson will serve as an advisor to Mr. Zook upon Mr. Zook’s appointment as Chief Executive Officer.

Under the terms of the Settlement Agreement, First Manhattan agreed to immediately cease any and all solicitation efforts in connection with the Proxy Solicitation and will not vote, deliver or otherwise use any proxies that may have been received as of the date of the Settlement Agreement. In addition, First Manhattan agreed to cause all shares of Common Stock which it is entitled to vote at the Annual

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CUSIP No. 928551100	SCHEDULE 13D/A	Page 7 of 9 Pages

Meeting to be present, in person or by proxy, at the Annual Meeting, and to vote all such shares of Common Stock in favor of the election of each of the members of the New Board.

On July19, 2013, First Manhattan filed a notice of dismissal in the Delaware Court of Chancery, dismissing the cause of action commenced by First Manhattan against the Issuer.

The foregoing summary of the Settlement Agreement is qualified in its entirety by the full text of the Settlement Agreement, a copy of which is attached as Exhibit 16 to this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 9,989,604 shares of Common Stock, constituting approximately 9.9% of the Issuer’s currently outstanding Common Stock. Share ownership is reported as of the close of business on July 19, 2013. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 100,723,284 shares of Common Stock outstanding as of May 20, 2013, as reported in the Issuer’s Amended Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on June 12, 2013.

FMC may be deemed to beneficially own an aggregate of 9,989,604 shares of Common Stock, or approximately 9.9% of the outstanding Common Stock, which shares include (i) 3,578,675 shares of Common Stock, or approximately 3.6% of the outstanding Common Stock, directly held by First Health, L.P., First Health Limited and First Health Associates, L.P., pooled investment vehicles for which FMC acts as the investment advisor; (ii) 2,706,800 shares of Common Stock, or approximately 2.7% of the outstanding Common Stock, directly held by First BioMed, L.P. and First BioMed Portfolio, L.P., pooled investment vehicles for which FBMA acts as the investment advisor; and (iii) 3,704,129 shares of Common Stock, or approximately 3.7% of the outstanding Common Stock, held by (x) certain investment advisory accounts for which FMC acts as the investment advisor (the “Investment Accounts”), (y) discretionary brokerage accounts for which certain portfolio managers of FMC have discretionary authority (the “Brokerage Accounts”), and (z) accounts held and managed by partners and employees of FMC, including 500,000 shares of Common Stock held in Dr. Colin’s personal account and 42,000 shares of Common Stock held by trusts established for the benefit of Dr. Colin’s family members (the “Employee Accounts” and together with the Investment Accounts and Brokerage Accounts, the “Accounts”).

FBMA may be deemed to beneficially own an aggregate of 2,706,800 shares of Common Stock, or approximately 2.7% of the outstanding Common Stock, which shares are directly held by First BioMed, L.P. and First BioMed Portfolio, L.P., pooled investment vehicles for which FBMA acts as the investment advisor.

For purposes of the Schedule 13D, the term “First Manhattan” refers to FMC, First Health, L.P., First Health Limited, First Health Associates, L.P., FBMA, First BioMed, L.P., First BioMed Portfolio, L.P. and the Accounts, collectively.

(b) FMC has sole voting power and sole dispositive power over the shares held for the accounts of First Health, L.P, First Health Limited, First Health Associates, L.P. and the Investment Accounts, by virtue of FMC’s role as investment adviser to such entities and accounts, and accordingly FMC may be

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CUSIP No. 928551100	SCHEDULE 13D/A	Page 8 of 9 Pages

deemed to be a beneficial owner of such shares. FMC has shared voting power and shared dispositive power over the shares held for the accounts of First BioMed, L.P. and First BioMed Portfolio, L.P. by virtue of FMC’s role as co-managing member of FBMA, the investment advisor to such entities, and accordingly FMC may be deemed to be a beneficial owner of such shares. In addition, FMC has, or may be deemed to have, shared voting power and shared dispositive power over the shares held for the Brokerage Accounts and Employee Accounts, by virtue of the discretionary authority provided to its portfolio managers and partners and employees, respectively, with respect to such accounts, and accordingly FMC, together with its portfolio managers and partners, may be deemed to be beneficial owners of such shares. FBMA has shared voting power and shared dispositive power over the shares held for the accounts of First BioMed, L.P. and First BioMed Portfolio, L.P. by virtue of FBMA’s role as the investment adviser to such entities, and accordingly FBMA may be deemed to be a beneficial owner of such shares.

(c) The Filing Persons have not effected any transactions with respect to the shares of Common Stock since the filing of Amendment No. 8.

By virtue of First Manhattan’s abandonment of the Proxy Solicitation, First Manhattan, the Nominees and the Denner Parties are no longer deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act. As a result, all shares of Common Stock reported herein are beneficially owned by First Manhattan.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On July 18, 2013, the Issuer and First Manhattan entered into the Settlement Agreement, the terms of which are described in Item 4 of this Schedule 13D. A copy of the Settlement Agreement is attached as Exhibit 16 to the Schedule 13D and incorporated by reference herein.

The Reporting Persons are parties to an agreement with respect to the joint filing of the Schedule 13D and any amendment thereto. A copy of such agreement is attached as Exhibit 17 to the Schedule 13D and is incorporated by reference herein.

Other than the Settlement Agreement and the joint filing agreement described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
16	Settlement Agreement, dated July 18, 2013
17	Joint Filing Agreement, dated July 22, 2013
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CUSIP No. 928551100	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 22, 2013

First manhattan co. By first manhattan llc, General Partner

By: /s/ Neal K. Stearns
Name: Neal K. Stearns
Title: Managing Member

FIRST BIOMED MANAGEMENT ASSOCIATES, LLC By FIRST MANHATTAN CO., Co-Managing Member By FIRST MANHATTAN LLC, General Partner

By: /s/ Neal K. Stearns
Name: Neal K. Stearns Title: Managing Member
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